EXHIBIT 2(d)

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2019, the registrant had the following series of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended:

Title of each class:	Name of each exchange on which registered:
Class D Shares	New York Stock Exchange*
American Depositary Shares, each representing one Class D Share, par value 10 pesos per share	New York Stock Exchange

* Not for trading purposes, but only in connection with the trading on the New York Stock Exchange of American Depositary Shares representing those Class D shares.

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one Class D share. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, NY, 10286, USA. The ADSs are listed on the NYSE under the trading symbol “YPF,” which trading began on June 28, 1993.

According to data provided by The Bank of New York Mellon, as of, April 16, 2020, there were 161,558,849 ADSs outstanding and 46 holders of record of ADSs. Such ADSs represented approximately 41% of the total number of issued and outstanding Class D shares as of such date. The Buenos Aires Stock Market is the principal Argentine Market for trading the ordinary shares.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Argentine law governs shareholder rights. The depositary will be the holder of the Class D shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. You can find a copy of the deposit agreement in the report on Form 6 furnished by the Company to the SEC on November 6, 2009.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits Class D shares or evidence of rights to receive Class D shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to the persons you request.

How do ADS holders cancel ADSs and obtain shares?

If you surrender ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Class D shares and any other deposited securities underlying the surrendered

ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Dividends and Other Distributions

Under our by-laws, all Class A, Class B, Class C and Class D shares rank equally with respect to the payment of dividends. All shares outstanding as of a particular record date share equally in the dividend being paid, except that shares issued during the period to which a dividend relates may be entitled only to a partial dividend with respect to such period if the shareholders’ meeting that approved the issuance so resolved. No provision of our by-laws or of the Argentine General Corporations Law gives rise to future special dividends only to certain shareholders.

The amount and payment of dividends are determined by majority vote of our shareholders voting as a single class, generally, but not necessarily, on the recommendation of the Board of Directors. In addition, under the Argentine General Corporations Law, our Board of Directors has the right to declare dividends subject to further approval of the shareholders’ meeting.

Although we have not adopted a formal policy regarding dividends, we intend to maintain the practice of an annual distribution, within the framework of a management that will also consider, among other factors, the capital requirements related to investment plans, the attention of debt services, working capital needs, legal and / or contractual restrictions that apply at all times, and the general conditions of the economic and financial context. At the shareholders’ ordinary and extraordinary general meeting held on April 29, 2016, a dividend of Ps. 889 million (Ps. 2.26 per share or ADS) was authorized for distribution by December 31, 2016, which was paid in July 2016. At the shareholders’ ordinary and extraordinary general meeting held on April 28, 2017, a dividend of Ps. 716 million (Ps. 1.82 per share or ADS) was authorized and paid in December 2017. At the shareholders’ ordinary and extraordinary general meeting held on April 27, 2018, a dividend of Ps. 1,200 million (Ps. 3.05 per share or ADS) was authorized and paid in December 2018. At the shareholders’ ordinary and extraordinary general meeting held on April 26, 2019, an allocation of Ps. 4,800 million to a reserve for future dividends was authorized empowering the Board of Directors, up to the date of the next General Ordinary Shareholders Meeting that will consider the Financial Statements closed as of December 31, 2019. Dividends of Ps. 5.85 per share or ADS was authorized and paid in July 11, 2019. On March 5, 2020, the Board decided to propose the following to the General Ordinary Shareholders’ Meeting: a) to completely eliminate the reserve for future dividends, the reserve for purchasing YPF shares and the reserve for investments; b) to fully absorb accumulated losses in unallocated results of up to Ps 34,071 million against amounts corresponding to the discontinued reserves for up to that amount; and c) to allocate the remaining of the discontinued reserves for up to Ps 13,184 million as follows: (i) Ps 550 million to stablish a reserve for purchasing YPF shares, in order to grant the Board of Directors the possibility to acquire YPF shares, subject to the provisions under the “Bonus and incentives plan” of the annual report, at any time as it considers appropriate, and comply, in carrying out the share compensation plan, with the obligations currently existing under such plan and those that may arise in the future; (ii) the sum of Ps 3,700 million to a reserve for future dividends, authorizing the Board of Directors, until the date of the next Ordinary General Shareholders’ Meeting that will consider the Financial Statements closed as of December 31, 2020, to determine the opportunity and the amount of such distribution, if it is considered convenient and doable, taking into account contractual, financial conditions and the availability of funds, as well as operating results, investments and other aspects that it deems relevant in the development of the activities of YPF S.A; and (iii) the sum of Ps 8,934 million to stablish a reserve for investments in accordance with article 70, paragraph third of the General Corporations Law N° 19,550, as amended.

The following table sets forth for the periods and dates indicated, the dividend payments made by us, expressed in pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00
2007	6.00	—	—	—	6.00
2008	10.76	6.50	—	6.35	23.61

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2009	—	6.30	—	6.15	12.45
2010	—	5.50	—	5.80	11.30
2011	—	7.00	—	7.15	14.15
2012	—	—	—	0.77	0.77
2013	—	—	0.83	—	0.83
2014	—	—	1.18	—	1.18
2015	—	—	1.28	—	1.28
2016	—	—	2.26	—	2.26
2017	—	—	—	1.82	1.82
2018	—	—	—	3.05	3.05
2019	—	—	5.85	—	5.85

Amount Available for Distribution

Under Argentine General Corporations Law, dividends of a listed Argentine company that makes public offering of its shares may be lawfully paid only out of liquid and realized profits reflected in the annual audited financial statements of the Company prepared in accordance with accounting rules prevailing in Argentina and CNV regulations and approved by a shareholders’ meeting. The Board of Directors of a listed Argentine company that makes public offering of its shares may declare interim or provisional dividends, in cash, or based on special or quarterly financial statements with the report of the external auditor and the Supervisory Committee, in which case the members of the Board, the members of the Shareholders’ Surveillance Committee (Consejo de Vigilancia) when applicable, and of the Supervisory Committee are jointly and severally liable for the repayment of such dividends if retained earnings at the close of the fiscal year in which such dividends were paid would not have been sufficient to permit the payment of them.

According to the Argentine General Corporations Law and our by-laws, the Company is required to maintain a legal reserve of at least 5% of the fiscal year’s income until such reserve equals 20% of the then-outstanding capital stock of the Company. The legal reserve is not available for distribution to shareholders.

Under our by-laws, the Company’s liquid and realized profits are applied as follows:

●	1) at least 5% of net income, plus (less) prior fiscal year adjustments, is segregated to build the legal reserve until such reserve is equal to 20% of our subscribed capital;

●	2) an amount is segregated to pay the accrued fees of the members of the Board of Directors and of the Supervisory Committee. See “Item 6. Directors, Senior Management and Employees—Compensation of members of our Board of Directors”;

●	3) an amount is segregated to pay dividends on preferred stock, if any; and to unpaid cumulative dividends, as the case may be (the Company does not currently have preferred stock); and

●	4) the remainder, in whole or in part may be distributed as dividends to common shareholders or allocated for voluntary or contingent reserves or otherwise as determined by the shareholders’ meeting.

Our Board of Directors submits the Company’s financial statements for the preceding fiscal year, together with reports thereon by the Supervisory Committee and the external auditor, at the annual ordinary shareholders’ meeting for approval. Within four months of the end of each fiscal year, an ordinary shareholders’ meeting must be held to consider the yearly financial statements of the Company and determine the allocation of its net income for such year.

Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 days from the shareholders’ meeting approving such dividends. In cases where the shareholders meeting delegates the authority for the distribution of dividends to the Board of Directors, the payment of dividends has been usually resolved within 30 days from the relevant Board of Directors’ resolution. In the case of payment of stock dividends, or payment of both stock and cash dividends, both shares and cash are required to be available within three months of the receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends. In accordance with the Argentine Civil and Commercial Code, the statute of limitations to the right of any shareholder to receive dividends declared by the shareholders’ meeting is five years from the date on which it has been made available to the shareholder. However, according to Article 2,537 of the Argentine Civil and Commercial Code, the statute of limitations on the right of any shareholder to receive dividends declared before August 1, 2015 is three years.

Owners of ADSs are entitled to receive any dividends payable with respect to the underlying Class D shares. Cash dividends are paid to the Depositary in pesos, directly or through BoNY, as depositary, although the Company may choose to pay cash dividends outside Argentina in a currency other than pesos, including U.S. dollars as long as the applicable laws and regulations allow it. The deposit agreement provides that the Depositary shall convert cash dividends received by the Depositary in pesos to dollars, to the extent that, in the judgment of the Depositary, such conversion may be made on a reasonable basis, and, after deduction or upon payment of the fees and expenses of the Depositary, shall make payment to the holders of ADSs in U.S. dollars.

Voting of the Underlying Class D Shares

Under the by-laws, each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any shareholders’ meeting of YPF, except that a specified number of Directors is elected by majority vote of each class (except as provided below). See “—Directors—Election of Directors” of the annual report for information regarding the number of directors that holders of each class of shares are entitled to elect and certain other provisions governing nomination and election of directors. The Depositary has agreed that, as soon as practicable after receipt of a notice of any meeting of shareholders of YPF, it will mail a notice to the holders of ADRs, evidencing ADSs, registered on the books of the Depositary which will contain the following:

●	a summary in English of the information contained in the notice of such meeting;

●	a statement that the holders of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provisions of Argentine law, the by-laws of YPF and the Class D shares, to instruct the Depositary to exercise the voting rights, if any, pertaining to the Class D shares evidenced by their respective ADSs; and

●	a statement as to the manner in which such instructions may be given to the Depositary.

The Depositary shall endeavor, to the extent practicable, to vote or cause to be voted the amount of Class D shares represented by the ADSs in accordance with the written instructions of the holders thereof. The Depositary will vote Class D shares, as to which no instructions are received, in accordance with the recommendations of the Board of Directors of YPF. The Depositary will not vote Class D shares, as to which no instructions have been received, in accordance with the recommendations of the Board of Directors, however, unless YPF has provided to the Depositary an opinion of Argentine counsel stating that the action recommended by the Board of Directors is not illegal under Argentine law or contrary to the by-laws or Board regulations of YPF. In addition, the Depositary will, if requested by the Board of Directors and unless prohibited by any applicable provision of Argentine law, deposit all Class D shares represented by ADSs for purposes of establishing a quorum at meetings of shareholders, whether or not voting instructions with respect to such shares have been received.

Voting

Under our by-laws, each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any meeting of our shareholders, except that the Class A shares (i) vote separately with respect to the election of members of the Board of Directors and the Supervisory Committee and are entitled to appoint one director, and the alternate director and one member of the Supervisory Committee and the alternate member, (ii) have certain veto rights, as described below.

Reporting Requirements

Pursuant to our by-laws, any person who, directly or indirectly, through or together with its affiliates and persons acting in concert with it, acquires Class D shares or securities convertible into Class D shares, so that such person controls more than 3% of the Class D shares, is required to notify the Company of such acquisition within 5 days of its closing, in addition to complying with any requirements imposed by any other authority in Argentina or elsewhere where our Class D shares are traded. Such notice must include the name or names of the person or persons, if any, acting in concert with it, the date of the acquisition, the number of shares acquired, the price at which the acquisition was made, and a statement as to whether it is the purpose of the person or persons to acquire a greater shareholding in, or control of, the Company. Each subsequent acquisition by such person or persons, as long as it exceeds the above mentioned 3% of the Class D shares, requires a similar notice.

In addition, pursuant to the regulations of CNV, any person that directly or indirectly, or any group of persons acting in concerted form, by any means and with a certain purpose:

a) acquire or dispose of shares or securities convertible into shares, or acquire call or put options over them;

b) alter the integration or configuration of its direct or indirect interest over the capital stock of an issuer;

c) convert notes (“obligaciones negociables”) into shares;

d) exercise the put or call options of the securities referred to in a); or

e) change their purpose regarding their interest in an issuer at the time of occurrence of any the abovementioned events;

is required to inform CNV and BYMA of such circumstances, immediately after executing the acquisition, disposal, alteration of the integration or configuration of the interest, conversion into shares, and/or exercise of the calls or put options referred to above, or after the occurrence of the change in the purpose referred to above.

In any case, the information shall be submitted only as long as the acquisitions involved and/or facts referred to above grant 5% or more of the voting rights that can be exercised in the shareholders´ meetings of YPF.

Similar information is required to be submitted to CNV and BYMA in the event of changes over the interests previously informed, until becoming a controlling shareholder in which case the regulations applicable to him shall become applicable.

Preemptive and Accretion Rights

Except as described below, in the event of a capital increase, a holder of existing shares of a given class has a preferential right to subscribe a number of shares of the same class sufficient to maintain the holder’s existing proportionate holding of shares of that class. Preemptive rights also apply to issuances of convertible securities, but do not apply upon conversion of such securities. Pursuant to the Argentine General Corporations Law, in exceptional cases and on a case-by-case basis when required for the best interest of the Company, the shareholders at an extraordinary meeting with a special majority may decide to limit or suspend shareholders’ preemptive rights, provided that such limitation or suspension of the shareholders’ preemptive rights is included in the agenda of the meeting and the shares to be issued are paid in kind or are issued to cancel preexisting obligations.

Under its by-laws, the Company may only issue securities convertible into Class D shares, and the issuance of any such convertible securities must be approved by a special meeting of the holders of Class D shares.

Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement under the Capital Markets Law relating thereto has not been filed or is not effective. Preemptive rights are exercisable during the 30 days following the last publication of notice informing shareholders of their right to exercise such preemptive rights in the Official Gazette and in an Argentine newspaper of wide circulation. Pursuant to the Argentine General Corporations Law, if authorized by an extraordinary shareholders’ meeting, companies authorized to make public offering of their securities, such as YPF, may shorten the period during which preemptive rights may be exercised from 30 to 10 days following the publication of notice of the offering to the shareholders to exercise preemptive rights in the Official Gazette and a newspaper of wide circulation in Argentina. Pursuant to our by-laws, the terms and conditions on which preemptive rights may be exercised with respect to Class C shares may be more favorable than those applicable to Class A, Class B and Class D shares.

Shareholders who have exercised their preemptive rights have the right to exercise accretion rights, in proportion to their respective ownership, with respect to any non-preempted shares, in accordance with the following procedure:

●	Any non-preempted Class A shares will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise additional preemptive rights with respect to any such Class A shares.

●	Any non-preempted Class B shares will be assigned to those provinces that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to such shares; any excess will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to any such Class B shares.

●	Any non-preempted Class C shares will be assigned to any PPP participants who exercised preemptive rights and indicated their intention to exercise accretion rights with respect to such shares; any excess will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to any such Class C shares.

●	Any non-preempted rights will be assigned to holders of Class D shares that exercised their preemptive rights and indicated their intention to exercise accretion rights; any remaining Class D shares will be assigned pro rata to any holder of shares of another class that indicated his or her intention to exercise accretion rights.

The term for exercise of accretion rights is the same as that fixed for exercising preemptive rights.

Amendment and Termination

How may the deposit agreement be amended?

The deposit agreement may at any time, and from time to time, be amended by agreement between us and the Depositary in any respect which we may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which shall otherwise prejudice any substantial existing right of the ADS holders, shall, however, not become effective until the expiration of 30 days after notice of such amendment shall have been given to the ADS holders.

Every ADS holder at the time any amendment so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby. In no event shall any amendment impair the right of the ADR holder to surrender such receipt and receive therefor the deposited securities represented thereby, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The Depositary shall at any time at our direction, terminate the deposit agreement by mailing notice of such termination to the ADR holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the deposit agreement by mailing notice of such termination to us and the ADR holders then outstanding if at any time 90 days shall have expired after the Depositary shall have delivered to us a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in the deposit agreement.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	are not liable for any action or nonaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADS holder or any other person believed by it in good faith to be competent to give such advice or information

●	the Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary; and

●	the Depositary shall not be responsible for any failure to carry out any instructions to vote any of the deposited securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith.

Further, the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities, including any proxy soliciting material. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Memorandum and Articles of Association

YPF’s by-laws were approved by National Executive Decree No. 1,106, dated May 31, 1993, and notarized by public deed No. 175, dated June 15, 1993 at the National Notary Public Office, sheet 801 of the National Registry, and registered at the Inspection Board of Legal Entities of the Argentine Republic on the same date, June 15, 1993 under number 5,109 of the book of Corporations number 113, volume “A.”

At a shareholders’ meeting on April 29, 2016, YPF’s shareholders approved an amendment to YPF’s by-laws. Copies of the by-laws, which have been filed as Exhibit 1.2. to YPF’s 2016 annual report on Form-20 filed on April 7, 2017, are also available at the offices of YPF, and on its own web site at https://www.ypf.com/inversoresaccionistas/GobiernoCorporativo/paginas/estatuto.aspx

For a detailed description of YPF’s object and purpose, see “Item 4. Information on the Company.” YPF’s object is set forth in Section 4 of its by-laws.

Pursuant to Argentine General Corporations Law, the Board of Directors or the Supervisory Committee shall call either annual ordinary or extraordinary shareholders’ meetings in the cases provided by law and whenever they consider appropriate. Shareholders representing not less than 5% of YPF’s capital stock may also request that a shareholders’ meeting be called.

A shareholders’ meeting shall be called at least 20 calendar days – and no more than 45 calendar days - prior to the meeting date by notice published in the legal publications journal (Official Gazette), in an Argentina newspaper of wide circulation and in the bulletin of the BASE for a period of 5 days. The notice shall include the type of meeting to be held, date, time and place of the meeting, the agenda to be discussed and the specific requirements shareholders must meet to attend the meeting.

Shareholders’ Meetings

As previously noted, pursuant to the Argentine General Corporations Law, the Board of Directors or the Supervisory Committee shall call either annual ordinary or extraordinary shareholders’ meetings in the cases provided by law and whenever they consider appropriate. Shareholders representing not less than 5% of the capital stock of the Company may also request that a shareholders’ meeting be called, in which case the meeting must be held within 40 days of such shareholders’ request. If the Board of Directors or the Supervisory Committee fails to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts.

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. The Company is required to convene and hold an ordinary meeting of shareholders within four months of the closing of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine General Corporations Law, such as the approval of our financial statements, allocation of net income for such fiscal year, consideration of the reports of the Board of Directors and of the Supervisory Committee, consideration of the performance and determination of the remuneration of directors and members of the Supervisory Committee. In addition, pursuant to the Capital Markets Law, at ordinary shareholders’ meetings, shareholders must consider (i) the disposition of, or creation of any lien over, all or a substantial part of the assets of the Company as long as such decision has not been performed in the ordinary course of business, and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to the Company are paid partially or totally with a percentage of the income, results or earnings of the Company, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary shareholders’ meeting convened and held at any time include the responsibility of directors and members of the Supervisory Committee, capital increases and the issuance of certain notes. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitation, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin-off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation or suspension of shareholders’ preemptive rights.

Notices of meetings

Notice of shareholders’ meetings must be published for 5 days in the Official Gazette, in an Argentine newspaper of wide distribution and in the bulletin of the BASE, at least 20 but not more than 45 calendar days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting, the agenda, and the specific requirements shareholders must meet to attend the meeting. If a quorum is not available at such meeting, a notice for a meeting on second call, which must be held within 30 days of the date on which the first meeting was called, must be published for 3 days, at least 8 days before the date of the meeting on second call. Shareholders’ meetings may be called simultaneously on first and second in the same notice, only in the case of ordinary meetings. Shareholders’ meetings may be validly held without publication of the call if all the shares of the outstanding share capital of the Company are present in the meeting and resolutions are adopted by unanimous vote of shares entitled to vote.

Quorum and voting requirements

Except as described below, the quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. In case of a meeting on second call (provided that the quorum is not available at the first meeting), action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for an extraordinary shareholders’ meeting on first call is 60% of the shares entitled to vote and pursuant to our by-laws if such quorum is not available, a meeting on second call may be held, with the presence of any number of shares entitled to vote. In both cases action may be taken, by the holders of an absolute majority of the shares present, regardless of the number of such shares.

Our by-laws establish that in order to approve (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our by-laws, (iii) delisting of our shares from ByMA or NYSE, and (iv) a spin-off by us, when as a result of such spin-off more than 25% of our assets are transferred to the resulting corporations, (even in case that such result is reached by several spin-offs during a one year term), a majority of the shares representing 75% or more of our voting shares is required, both in first and second call.

Our by-laws also establish that in order to approve (i) certain amendments to our by-laws concerning tender offers of shares, (ii) the granting of certain guarantees in favor of our shareholders, (except when the guarantee and the guaranteed obligation where assumed while procuring the corporate purpose set forth in our by-laws) (iii) full stop of refining, commercialization and distribution activities and (iv) rules regarding appointment, election and number of members of our Board of Directors, a majority of the shares representing 66% or more of our voting shares is required, both in first and second call.

The affirmative vote of Class A shares, voting at a special meeting of the holders of such shares is also needed to: (i) decide upon the merger of the company; (ii) approve any acquisition of shares by a third party representing more than 50% of the company’s capital; (iii) transfer to third parties all the exploitation rights granted to YPF pursuant to the Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of the company’s exploration and production activities; (iv) voluntarily dissolve the company; and (v) transfer our legal or fiscal domicile outside Argentina. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law

To affect the rights of any class of shares, the affirmative vote of such Class of shares, voting at a special meeting of the holders of such shares, is required.

A special majority is required to amend any rule provided by the by-laws of the Company in which such same special majority is required.

In order to attend the meeting, shareholders must deposit their shares, or a certificate representing book-entry shares issued by a bank, clearing house or depository trust company, with us. This certificate will allow each shareholder to be registered in the attendance book which closes 3 business days before the date on which the meeting will be held. The Company will issue to each shareholder a deposit certificate required for admission into the meeting. Shares certified and registered in the attendance book may not be disposed of before the meeting is held unless the corresponding deposit is cancelled.

Under the Argentine General Corporations Law, foreign companies that own shares in an Argentine corporation are required to register in the National Corporations Registry (held by the Ministry of Justice and Human Rights, or the agency to be determined by such ministry to that effect, according to Decree No. 27/2018 - published on January 11, 2018 in the Official Gazette) in order to exercise certain shareholder rights, including voting rights. Such registration may require the filing of certain corporate and accounting documents. Accordingly, if a shareholder owns Class D shares directly (rather than in the form of ADSs) and it is a non-Argentine company, and such shareholder fails to register in the National Corporations Registry, the ability to exercise its rights as a holder of Class D shares may be limited.

According to Section 62 Bis of the Capital Markets Law and to General Resolution No. 789 of the CNV, issued on March 29, 2019, foreign companies may vote in shareholders’ meetings by a duly authorized attorney in fact.

Directors, members of the Supervisory Committee and senior managers are both entitled and required to attend all shareholders’ meetings. These persons may only exercise voting power to the extent they have been previously registered as shareholders, in accordance with the provisions described in the above paragraph. Nevertheless, these persons are not allowed to vote on any proposal regarding the approval of their management duties or their removal for cause.

Shareholders who have a conflict of interest with the Company and who do not abstain from voting may be liable for damages to the Company, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law or our by-laws may be held jointly and severally liable for damages to the Company or to other third parties, including shareholders.

The affirmative vote of our major shareholder is needed to adopt certain resolutions of the Company (see “ITEM 10. Additional Information - Quorum and voting requirements”).

For information on specific provisions relating to acquisitions of shares, please see “ITEM 10. Additional Information – Certain Provisions Relating to Acquisitions of Shares” of our annual report.

Foreign Investment Legislation

Under the Argentine Foreign Investment Law, as amended, and its implementing regulations (together, referred to as the “Foreign Investment Legislation”), the purchase of shares of an Argentine corporation by an individual or legal entity domiciled abroad or by an Argentine company of “foreign capital” (as defined in the Foreign Investment Legislation) constitutes foreign investment. Currently, foreign investment in industries other than broadcasting, purchase land located in frontier and other security areas by foreigners and limits on the ownership of rural land by foreign individuals or legal entities according to Law 26,737, is not restricted, and no prior approval is required to make foreign investments. No prior approval is required in order to purchase Class D shares or ADSs or to exercise financial or corporate rights thereunder.